Exhibit 99.1

CRE8 ENTERPRISE LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CRE8 ENTERPRISE LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND JUNE 30, 2025
(Amounts in HK$ and US$, except for number of shares and per share data, or otherwise noted)

	As of
	December 31	June 30
	2024	2025	2025
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	13,846,932	11,297,906	1,439,242
Accounts receivable, net	18,861,496	25,853,416	3,293,471
Prepayments and other current assets, net	9,639,568	10,682,556	1,360,852
Tax recoverable	93,358	—	—
Total current assets	42,441,354	47,833,878	6,093,565

Non-current assets
Property and equipment, net	297,238	787,030	100,261
Right-of-use assets, net	6,476,145	24,684,122	3,144,514
Deferred tax assets, net	850,181	760,511	96,883
Long-term rental and utility deposits, net	6,982,110	5,977,230	761,440
Total non-current assets	14,605,674	32,208,893	4,103,098
TOTAL ASSETS	57,047,028	80,042,771	10,196,663

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank borrowings	8,871,262	8,480,454	1,080,327
Accounts payable	8,590,750	8,952,274	1,140,432
Accounts payable – related party	16,568	—	—
Contract liabilities	8,280,290	3,660,937	466,367
Accruals and other payables	3,349,865	5,256,269	669,596
Amount due to related parties	11,558,995	9,545,479	1,216,000
Operating lease liabilities	2,836,343	9,606,702	1,223,799
Provision for taxation	—	1,446,289	184,243
Total current liabilities	43,504,073	46,948,404	5,980,764

Non-current liabilities
Operating lease liabilities – non-current	3,639,802	15,077,420	1,920,715
Total non-current liabilities	3,639,802	15,077,420	1,920,715
TOTAL LIABILITIES	47,143,875	62,025,824	7,901,479

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, no par value per share, 324,000,000 shares authorized, and 18,000,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025*	—	—	—
Class B ordinary shares, no par value per share, 36,000,000 shares authorized, and 4,500,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025*	—	—	—
Additional paid-in capital	5,031,196	5,031,196	645,109
Retained earnings	5,222,366	13,256,274	1,694,831
Accumulated other comprehensive losses	(350,409)	(270,523)	(44,756)
TOTAL SHAREHOLDERS’ EQUITY	9,903,153	18,016,947	2,295,184
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	57,047,028	80,042,771	10,196,663

*	Giving retroactive effect to the issuance of ordinary shares which is detailed in Note 1.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CRE8 ENTERPRISE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2025
(Amounts in HK$ and US$, except for number of shares and per share data, or otherwise noted)

	For the six-month periods ended June 30,
	2024	2025	2025
	HK$	HK$	US$
REVENUE	57,962,468	58,758,021	7,485,194

COST OF REVENUE
– external	(27,848,993)	(29,215,017)	(3,721,706)
– related party	(1,800,794)	(1,973,000)	(251,341)
Total cost of revenue	(29,649,787)	(31,188,017)	(3,973,047)
GROSS PROFIT	28,312,681	27,570,004	3,512,147

SELLING AND MARKETING EXPENSES
Employee compensation and benefits	(6,251,345)	(4,564,223)	(581,437)
Commission	(3,810,865)	(2,229,588)	(284,028)
Others	(894,251)	(913,803)	(116,408)
Total selling and marketing expenses	(10,956,461)	(7,707,614)	(981,873)

GENERAL AND ADMINISTRATIVE EXPENSES
Employee compensation and benefits	(3,692,079)	(3,544,876)	(451,582)
Depreciation	(1,785,799)	(1,319,882)	(168,140)
Building management fee, rent and rate	(1,403,884)	(1,173,250)	(149,461)
Legal and professional fee	(2,415,675)	(2,922,831)	(372,340)
Provision for expected credit losses	(1,180,016)	(445,830)	(56,794)
Other expenses	(821,757)	(979,418)	(124,767)
Total general and administrative expenses	(11,299,210)	(10,386,087)	(1,323,084)

INCOME FROM OPERATIONS	6,057,010	9,476,303	1,207,190

OTHER INCOME, NET
Bank interest income	13,756	8,122	1,035
Interest expense	(190,313)	(130,633)	(16,641)
Administrative service fee
– external	—	18,000	2,293
– related parties	198,000	142,000	18,089
Other income	45,664	149,432	19,035
Total other income, net	67,107	186,921	23,811

INCOME BEFORE INCOME TAX EXPENSES	6,124,117	9,663,224	1,231,001
INCOME TAX EXPENSES	(1,217,295)	(1,629,316)	(207,560)
NET INCOME	4,906,822	8,033,908	1,023,441

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	(22,143)	79,886	10,177
TOTAL COMPREHENSIVE INCOME	4,884,679	8,113,794	1,033,618

Weighted average number of ordinary shares:
Basic and diluted*	22,500,000	22,500,000	22,500,000
Earnings per share – basic and diluted*	0.22	0.36	0.05

*	Giving retroactive effect to the issuance of ordinary shares which is detailed in Note 1.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CRE8 ENTERPRISE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2025
(Amounts in HK$ and US$, except for number of shares and per share data, or otherwise noted)

	Ordinary shares*					(Accumulated	Accumulated other
	Class A – no. of shares	Amount	Class B – no. of shares	Amount	Additional paid-in capital	deficit) retained earnings	comprehensive (losses) income	Total shareholders’ equity
		HK$		HK$	HK$	HK$	HK$	HK$
BALANCE, January 1, 2024	18,000,000	—	4,500,000	—	5,031,196	(1,180,517)	(318,447)	3,532,232
Net income	—	—	—	—	—	4,906,822	—	4,906,822
Foreign currency translation	—	—	—	—	—	—	(22,143)	(22,143)
BALANCE, June 30, 2024	18,000,000	—	4,500,000	—	5,031,196	3,726,305	(340,590)	8,416,911

BALANCE, January 1, 2025	18,000,000	—	4,500,000	—	5,031,196	5,222,366	(350,409)	9,903,153
Net income	—	—	—	—	—	8,033,908	—	8,033,908
Foreign currency translation	—	—	—	—	—	—	79,886	79,886
BALANCE, June 30, 2025	18,000,000	—	4,500,000	—	5,031,196	13,256,274	(270,523)	18,016,947
BALANCE, June 30, 2025 (US$)		—		—	645,109	1,694,831	(44,756)	2,295,184

*	Giving retroactive effect to the issuance of ordinary shares which is detailed in Note 1.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CRE8 ENTERPRISE LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2025
(Amounts in HK$ and US$, except for number of shares and per share data, or otherwise noted)

	For the six-month periods ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Cash flows from operating activities
Net income	4,906,822	8,033,908	1,023,441
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation – property and equipment	520,515	193,594	24,662
Provision for expected credit losses	1,180,016	445,830	56,794
Reversal for unused annual leave	471,161	—	—
Deferred tax expenses	1,217,295	89,670	11,424
Changes in operating assets and liabilities
Accounts receivable	(7,799,677)	(7,437,750)	(947,495)
Prepayments and other current assets	(684,491)	382,759	48,760
Accounts payable	(5,640,235)	344,956	43,945
Contract liabilities	458,584	(4,619,353)	(588,460)
Accruals and other payables	350,144	1,906,404	242,857
Tax payable	—	1,539,647	196,135
Net cash (used in) generated from operating activities	(5,019,866)	879,665	112,063

Cash flows from investing activities
Purchase of property and equipment	(109,589)	(681,550)	(86,823)
Net cash used in investing activities	(109,589)	(681,550)	(86,823)

Cash flows from financing activities
Repayment of bank loan	—	(390,808)	(49,785)
Repayment to related parties	(2,347,645)	(2,013,517)	(256,502)
Deferred initial public offering (“IPO”) cost	—	(420,867)	(53,614)
Net cash used in financing activities	(2,347,645)	(2,825,192)	(359,901)
Net change in cash and cash equivalent	(7,477,100)	(2,627,077)	(334,661)
Effect of changes in foreign exchange rate	(14,145)	78,051	9,940
Cash and cash equivalents at the beginning of the period	14,752,135	13,846,932	1,763,963
Cash and cash equivalents at the end of the period	7,260,890	11,297,906	1,439,242

Supplementary cash flow information
Interest received	13,756	8,122	1,035
Interest paid	(190,313)	(130,633)	(16,641)
Income tax paid	—	—	—

Supplementary schedule of non-cash investing activities
Initial recognition of operating lease liabilities related to right-of-use-assets	—	22,994,307	2,929,248

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. organization and principal activities

Business

Cre8 Enterprise Limited (the “Company”) is a limited liability company incorporated in British Virgin Islands (“BVI”) on December 4, 2023. The Company, through its consolidated subsidiary, Cre8 (Greater China) Limited (“Cre8 Hong Kong”) in Hong Kong, is principally engaged in provision of integrated financial printing services for listed companies, initial public offering (“IPO”) applicants and private companies in the finance and capital market in Hong Kong. The Company has a wholly owned subsidiary, Chuangbafang Enterprise Management (Shanghai) Company Limited (“Chuangbafang”) in the People’s Republic of China (“PRC”), as a promotion centre in PRC.

Organization and reorganization

For the purpose of the initial listing of shares of the Company, the companies comprising the Group underwent the group reorganization (“Group Reorganization”) as described below:

(i)	Cre8 Hong Kong, the operating subsidiary with limited liability under the laws of Hong Kong, was incorporated by Cre8 Investments Limited on September 16, 2006. Mr. Seng Jin Lee (“Mr. Lee”), Mr. Kit Ying Sham (“Mr. Sham”, father-in-law of Mr. Lee) and Xian Hong Jordan Lee (“Mr. Jordan Lee”, son of Mr. Lee) (together the “Ultimate Controlling Shareholders”), each of them holding 57.14%, 28.57% and 14.29% of equity interest of Cre8 Investments Limited, respectively.

(ii)	On December 4, 2023, the Company was incorporated in the BVI with limited liability and an authorized share capital of 180,000 class A shares and 20,000 class B shares with no par value per share. One class A share represents one voting right and one class B share represents 20 voting rights.

(iii)	On December 6, 2023, Cre8 Incorporation Limited was incorporated in the BVI with limited liability and an authorized share capital of 50,000 ordinary shares with no par value each. At the same date, one share was allotted and issued to the Company by Cre8 Incorporation Limited.

(iv)	On December 12, 2023, the Company became the holding company of the group which involved the transfer of entire equity interest of Cre8 Hong Kong, which are wholly-owned by Cre8 Investments Limited, in exchange for an allotment and issuance of 2,500 Class B ordinary shares of the Company. The Company, together with its wholly owned subsidiaries, are effectively controlled by the same group of Controlling Shareholders, i.e., ultimately held as to 100.00% and 89.29% by the Ultimate Controlling Shareholders, before and after the Group Reorganization and therefore the Group Reorganization is considered as a recapitalization of entities under common control. The consolidated statements of (loss) income and comprehensive (loss) income, consolidated statements of (deficit) equity and consolidated statements of cash flows are prepared as if the current Company structure had been in existence throughout the six-month periods ended June 30, 2024 and 2025, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The condensed consolidated balance sheets as of December 31, 2024 and June 30, 2025 present the assets and liabilities of the companies now comprising the Company which had been incorporated/established as at the relevant balance sheet date as if the current Company structure had been in existence at those dates.

Initial Public Offering

On July 22, 2025, the Company announced the closing of its IPO of 1,450,000 Class A ordinary shares, no par value per share at an offering price of US$4.00 per share, for approximately US$5.8 million in gross proceeds. The ordinary shares of the Company began trading on the Nasdaq Capital Market in the United States on July 23, 2025 under the symbol “CRE”.

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. organization and principal activities (cont.)

Upon the Group Reorganization and as at June 30, 2025, details of the subsidiary companies are as follows:

Name	Background		Ownership
Cre8 Incorporation Limited	–	A BVI company	Wholly owned by the
	–	Established on December 6, 2023	Company
	–	Registered capital of 50,000 ordinary shares with no par value each
	–	Investment holding

Cre8 (Greater China)	–	A Hong Kong company	Wholly owned by Cre8
Limited (“Cre8 Hong Kong”)	–	Established on September 16, 2006	Incorporation Limited
	–	Registered capital of HK$5,000,000
	–	Provision of printing, media placement, translation and other printing related services in Hong Kong

Chuangbafang Enterprise	–	A PRC company	Wholly owned by
Management	–	Established on May 11, 2021	Cre8 Hong Kong
(Shanghai) Company	–	Registered capital of RMB500,000
Limited (“Chuangbafang”)	–	Provision of financial printing consultation services

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission.

The unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by the U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Company’s financial position as of June 30, 2025, and results of operations and cash flows for the six-month periods ended June 30, 2024 and 2025. The audited consolidated balance sheet as of December 31, 2024 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by the U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These unaudited interim condensed financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended December 31, 2023 and 2024, and related notes included in the Company’s audited consolidated financial statements.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements requires the management of the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Identified below are the accounting policies that reflect the Company’s most significant estimates and judgments, and those that the Company believes are the most critical to fully understanding and evaluating its unaudited interim condensed consolidated financial statements.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation. The reclassification had no impact on net income and financial position.

Functional currency and foreign currency translation

The Company uses Hong Kong dollars (“HK$”) as its reporting currency. The functional currencies of the Company and Cre8 Incorporation Limited are United States dollar (“US$”), while Cre8 Hong Kong and Chuangbafang are HK$ and Renminbi (the “RMB”) respectively. The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as other income (expense), net in the unaudited interim condensed consolidated statements of (loss) income and comprehensive (loss) income.

The financial statements of the Company are translated from the functional currency into HK$. Assets and liabilities are translated at the exchange rates on the balance sheet date. Equity accounts other than earnings generated in the current period are translated into HK$ using the appropriate historical rates. Revenues, expenses, gains and losses are translated into HK$ using the periodic average exchange rate for the year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive (loss) income in the unaudited interim condensed consolidated statements of (loss) income and comprehensive (loss) income.

Convenience translation

Translations of amounts in the unaudited interim condensed consolidated balance sheets, consolidated statement of income and comprehensive income and consolidated statement of cash flows from HK$ into US$ as of and for the six-month periods ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1 = HK$7.8499, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and deposit placed with banks, which are unrestricted as to withdrawal and use. The Company believes that it is not exposed to any significant credit risk on cash and cash equivalents. The Company believes that it is not exposed to any significant credit risk in cash and cash equivalents.

Accounts receivable, net

Accounts receivable are recorded at the net invoice amount less estimates for expected credit losses. Management regularly reviews outstanding accounts and provides a provision for credit loss accounts. The Company grants credit to customers, without collateral, under normal payment terms.

In establishing the required provision for expected credit loss accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written off against the allowance for expected credit losses after all means of collection have been exhausted and that the likelihood of collection is not probable.

Allowance for expected credit losses

Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime ECLs methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Prepayments and other current assets, net

Prepayments and other current assets, net primarily include prepaid operating expenses and others. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

Deferred offering costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. Deferred offering costs consist of professional and registration fees that are directly related to the Proposed Public Offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the unaudited interim condensed consolidated statements of income and comprehensive income. As of December 31, 2024 and June 30, 2025, the Company has incurred deferred offering costs of HK$5,137,874 and HK$5,558,741 (US$708,129), respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment losses. Major renewals, betterments, and improvements are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed to operations. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation or amortization accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to operations.

The Company depreciates property and equipment using the straight-line method as follows:

Office equipment	3 – 5 years
Computers	3 – 5 years
Furniture and fixture	3 – 5 years
Motor vehicle	3 years
Leasehold improvement	Over the remaining term of the lease or 3 years, whichever is shorter

Impairment for long-lived assets

Long-lived assets, representing property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of an asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2024 and June 30, 2025, no impairment of long-lived assets was recognized.

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Leases

Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, current and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. For leases that have lease terms of 12 months or less and do not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements.

Lease expense is recognized as depreciation and interest; depreciation on a straight-line basis over the lease term and interest using the effective interest method.

Long-term rental and utility deposits, net

Long-term rental and utility deposits represent security payments made to lessors and utility service providers for the Company’s entered lease agreements. The Company made such security payments upon the commencement of the original lease agreement. The security deposit will be refunded to the Company upon the termination or expiration of the lease agreements as well as the delivery of the vacant leased properties to the lessors by the Company. Refundable rental and utility deposits are discounted based on interest rate of similar assets.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by us.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Unless otherwise disclosed, fair values of the Company’s other financial instruments including cash and cash equivalents, accounts receivable, net, prepayment, other current assets, amounts due to related parties, accruals and other payables and tax recoverable are approximated to their recorded values due to their short-term maturities.

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Bank borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable represent trade payables to vendors. Typical payment terms set forth in ranges from 30 to 90 days from the invoice date.

Contract liabilities

Contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liability is recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer).

Accruals and other payables

Accruals and other payables primarily include accrued expenses, deposits from customers and other accruals and payables.

Employee benefit plan

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes 5% monthly contributions of each employee’s monthly relevant incomes to the MPF scheme, subject to a maximum of HK$1,500 per month. Contributions to the plan vest immediately.

The Company provides long service payments for its employees on cessation of employment in certain circumstances under the Hong Kong Employment Ordinance. The long service payment obligation arises to the extent that it exceeds the employer balance in the MPF Scheme.

Full time employees in PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance and other welfare benefits are provided to employees.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”). Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company generating revenue from provision of integrated financial printing services in Hong Kong. The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. Revenue on oral or implied arrangements is generally not recognized. The services provided are divided into two major type of services.

(a)	Integrated IPO financial printing services

The Company provides integrated IPO financial printing services under contracts with customers. The Company is typically contracted through its sales team to have negotiations with existing or potential customers, which are Hong Kong or China based companies who seeks for listing in the Stock Exchange of Hong Kong Limited (“SEHK”). Contracts are signed before to the start of services. The Company and its customers agree on an estimated total contract price that is specified in the contact. This price is based on the requirements of customers. As stated in the service contract, customers consent to pay in four payments during the course of the agreement. Artwork design, typesetting, proofreading, translation, printing, binding, logistical planning, and uploading or creating electronic submissions of customers’ prospectuses were among the services offered.

The entire service fee from customers is non-refundable and the Company is entitled to receive upfront payment upon signing the contract. The contract includes two performance obligations, which are submission of prospectus to the SEHK and successfully listed on the SEHK. Revenue is recognized at a point in time upon completion of each performance obligation. Revenue is also recognized when lapse of the financing printing contract. For arrangements with multiple performance obligations, the transaction price is allocated to the separate performance obligations. As such, standalone selling price is determined using an estimate of the standalone selling price of each distinct service, taking into consideration historical selling price by customer for each distinct service, if available. These estimates may vary from the final amounts invoiced to the customer and are adjusted upon completion of all performance obligations.

The transaction price contains a variable consideration. The services that are rendered to customers determine the transaction price. Discounts on services rendered are offered by the Company to its customers; these discounts are recorded as variable considerations and subtracted from revenue during the revenue recognition period. These reductions to revenue are made based upon estimates that are determined according to historical experience and the specific terms and conditions of the incentive. The amount of variable consideration is included in the transaction price only to the extent that it is highly probable that such an inclusion will not result in a significant revenue reversal in the future when the uncertainty associated with the variable consideration is subsequently resolved.

The Company’s invoices set forth payment terms that require customers to make payment within in range of 14 days to 30 days of billing which is triggered by the Company reaching the milestones to bill the customer.

For the six-month periods ended June 30, 2024 and 2025, the Company is not aware of any material claims against the Company in relation to services provided.

(b)	Non-IPO financial printing services

The Company engages with listed or non-listed companies to satisfy the SEHK’s disclosure requirements or the own needs of the customers. The Company is typically contracted through its sales team to have negotiations with existing or potential customers, which are Hong Kong or China based listed companies in the SEHK. Non-IPO services include preparation of environmental, social and governance reports, sustainability reports, research reports, booklets and brochures. Services include design, translation, typesetting and proofreading, printing, binding and publishing. Contracts are entered into before the services begin.

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

As the financial printing services involve a series of tasks which are interrelated and are not separable or distinct as the Company’s customer cannot benefit from any standalone task, the Company concludes that financial printing services to be accounted for as a single performance obligation. The entire service fee of financial printing services is allocated to a single performance obligation. The completion of this earning process is evidenced by a delivery of goods to customers or submissions of customers’ goods to the SEHK.

Revenue are recognized based on the point in time either (a) at the time of submission of filing to the SEHK; (b) at the time of delivery the goods to the customer; or (c) lapse of the financing printing contract.

The transaction price contains a variable consideration. The services that are rendered to customers determine the transaction price. Discounts on services rendered are offered by the Company to its customers; these discounts are recorded as variable considerations and subtracted from revenue during the revenue recognition period. These reductions to revenue are made based upon estimates that are determined according to historical experience and the specific terms and conditions of the incentive. The amount of variable consideration is included in the transaction price only to the extent that it is highly probable that such an inclusion will not result in a significant revenue reversal in the future when the uncertainty associated with the variable consideration is subsequently resolved.

The Company’s invoices set forth payment terms that require customers to make payment within in range of 30 days to 120 days of billing which is triggered by the Company completing the services or delivering the products to the customers.

For both integrated IPO financial printing services and non-IPO financial printing services, the Company does not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customer and the time of payment does not typically exceed one year.

The Company has no obligations for returns, refunds or similar obligations of its services or products to customers. For the six-month periods ended June 30, 2024 and 2025, the Company is not aware of any material claims against the Company in relation to services provided.

Cost of revenue

Cost of revenue of printing products, which are directly related to revenue generating transactions, primarily consists of direct material cost such as paper cost, labor cost, subcontracting fee and allocated overhead.

Selling and marketing expenses

Selling and marketing expenses consist primarily of staff costs, commission to internal staff, advertising expense and other expenses related to selling and marketing activities.

General and administrative expenses

General and administrative expenses consist primarily of staff costs, including salaries and related social insurance costs for administrative and support personnel, office rental and property management fees, depreciation, professional services fees, bank charge, utilities, entertainment expense, office expense and expenses related to general operations.

Interest income

Interest income is mainly generated from savings and time deposits which are less than one year, and is recognized on an accrual basis using the effective interest method. Interest income receives from banks on a monthly basis.

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Income taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes. Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC Topic 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC Topic 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company adopted ASC Topic 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiary in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Statutory reserves

The Company’s PRC subsidiary is required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve will cease if such reserve has reached to 50% of the registered capital of respective company. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. There is no such regulation of providing statutory reserve in Hong Kong. As of December 31, 2024 and June 30, 2025, the Company’s PRC subsidiary did not generate after-tax profit. As such, no profit was transferred to statutory reserves.

Comprehensive income

The Company presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the unaudited interim condensed consolidated financial statements. The components of comprehensive income were the net income for the periods and the foreign currency translation adjustments.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their consolidated financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Company’s Chief Executive Officer. The CODM has determined that the Company operates as a single operating segment and uses net income (loss) and operating income (loss) as measures of profit or loss on a consolidated basis when making decisions regarding resource allocation and performance assessment. The CODM reviews consolidated results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, we have only one reportable segment.

Earnings per share

Basic Earnings per share is computed by dividing net earnings attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. For the six-month periods ended June 30, 2024 and 2025, there were no dilutive shares.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. The Company has adopted ASU 2023-07 on January 1, 2024, which was applied retrospectively to all prior periods presented.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company adopts ASU 2023-09 for the year beginning on January 1, 2025. The Company is evaluating the impact the updated guidance will have on its disclosures for the year ended December 31, 2025, and does not expect its impact to be material on the unaudited interim condensed consolidated financial statements. The adoption of ASU 2023-09 will impact the Company’s annual disclosures only.

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the unaudited interim condensed consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provides guidance on the measurement of credit losses for accounts receivable and contract assets. The standard aims to improve the accuracy of credit loss estimates by requiring entities to consider historical loss experience, current conditions, and reasonable and supportable forecasts. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the potential impact of the adoption of ASU 2025-05 on its unaudited interim condensed consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the unaudited interim condensed consolidated balance sheets, statements of income and comprehensive income, and statements of cash flows.

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. LIQUIDITY AND GOING CONCERN

As of December 31, 2024, the Company had a working capital deficit of HK$1,062,719. As of June 30, 2025, the Company had a working capital surplus of HK$885,474 (US$112,801).

On July 22, 2025, the Company announced the closing of its IPO of 1,450,000 Class A ordinary shares, no par value per share at an offering price of US$4.00 per share, for approximately US$5.8 million in gross proceeds.

The Company’s existing cash and cash equivalents and cash generated from operating activities will be sufficient to meet our operating and capital requirements for at least the next 12 months.

4. Segment information

Information regarding the Company’s net income and operating income is disclosed in the consolidated statements of income. Segment expenses and other items are reviewed by the CODM on the same basis as presented in the consolidated statements of income.

The Company has one reportable segment: provision of integrated financial printing services. Segment was identified based on the Company’s internal reporting and how the chief operating decision maker (“CODM”, the Chief Executive Officer of the Company) assesses the performance of the business. The provision of integrated financial printing services segment generated revenue by providing printing, media placement, translation and other printing related services.

All revenue of the Company is generated in Hong Kong. Segment assets are based on the geographical location of the assets.

Non-current assets per geographical segment

	As of December 31, 2024		As of June 30, 2025
	HK$	%	HK$	US$	%
Hong Kong	9,653,379	66%	27,937,958	3,559,023	87%
PRC	4,952,295	34%	4,270,935	544,075	13%
Total	14,605,674	100%	32,208,893	4,103,098	100%

Key financial performance measures of the segments are as follows:

	For the six-month periods ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Revenue	57,962,468	58,758,021	7,485,194

Cost of revenue
– external	(27,848,993)	(29,215,017)	(3,721,706)
– related party	(1,800,794)	(1,973,000)	(251,341)
Total cost of revenue	(29,649,787)	(31,188,017)	(3,973,047)
Gross profit	28,312,681	27,570,004	3,512,147

Selling and marketing expenses	(10,956,461)	(7,707,614)	(981,873)
General and administrative expenses	(11,299,210)	(10,386,087)	(1,323,084)

Income from operations	6,057,010	9,476,303	1,207,190

Other income, net
Bank interest income	13,756	8,122	1,035
Interest expense	(190,313)	(130,633)	(16,641)
Administrative service fee
– external	—	18,000	2,293
– related parties	198,000	142,000	18,089
Other income	45,664	149,432	19,035
Total other income, net	67,107	186,921	23,811

Income before income tax expenses	6,124,117	9,663,224	1,231,001
Income tax expenses	(1,217,295)	(1,629,316)	(207,560)
Net income	4,906,822	8,033,908	1,023,441

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. Segment information (cont.)

	As of December 31,	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
Total assets	57,047,028	80,042,771	10,196,663
Total liabilities	(47,143,875)	(62,025,824)	(7,901,479)
Net assets	9,903,153	18,016,947	2,295,184

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is comprised of the following:

	As of December 31,	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
Accounts receivable	25,125,372	32,563,122	4,148,221
Allowance for expected credit losses	(6,263,876)	(6,709,706)	(854,750)
Total	18,861,496	25,853,416	3,293,471

Movement of allowance for expected credit losses consists of the following:

	As of December 31,	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
Beginning balance	5,066,546	6,263,876	797,956
Addition	1,197,330	445,830	56,794
Ending balance	6,263,876	6,709,706	854,750

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consist of the following:

	As of December 31,	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
Prepayment for operating expenses	3,693,799	4,964,291	632,402
Deferred IPO costs	5,137,874	5,558,741	708,129
Others	807,895	159,524	20,321
Total	9,639,568	10,682,556	1,360,852

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
Furniture and fixture	806,471	806,471	102,737
Computers	1,914,442	2,601,264	331,375
Leasehold improvement	1,899,106	1,960,250	249,717
Motor vehicles	9,000	9,000	1,147
Office equipment	749,306	749,467	95,475
Property and equipment	5,378,325	6,126,452	780,451
Less: accumulated depreciation	(5,081,087)	(5,339,422)	(680,190)
Property and equipment, net	297,238	787,030	100,261

Depreciation expenses recognized for the six-month periods ended June 30, 2024 and 2025 were HK$520,515 and HK$193,594 (US$24,662), respectively.

8. ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of December 31,	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
Accrued operating expenses	347,864	781,977	99,616
Accrued rental expenses	220,830	1,089,247	138,759
Accrued audit fees	153,698	534,972	68,150
Provision for sales commissions	1,600,643	1,910,748	243,410
Provision for long service payments and staff benefits	468,236	494,593	63,007
Others	558,594	444,732	56,654
Total	3,349,865	5,256,269	669,596

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. BANK BORROWINGS

Outstanding balances of bank borrowings as of December 31, 2024 and June 30, 2025 consist of the following:

				Weighted average interest rate as of	Weighted average interest rate as of	Balance as of	Balance as of
		Maturity		December 31,	June 30,	December 31,	June 30,
Lender	Type	date	Currency	2024	2025	2024	2025	2025
						HK$	HK$	US$
Standard Chartered Bank (Hong Kong) Limited	Government guaranteed SME loan	Within 10 years or on demand	HK$	3.5%	3.0%	8,871,262	8,480,454	1,080,327
Total						8,871,262	8,480,454	1,080,327

Note:

(i)	As of December 31, 2024 and June 30, 2025, the bank borrowing was under the special 100% loan guarantee of the SME Financing Guarantee Scheme, which was fully guaranteed by the Government of the Hong Kong Special Administrative Region; and

(ii)	The bank borrowings were classified as current liabilities as they were required to be repaid on demand of the bank.

10. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The operating leases primarily consist of leases of office premises in Hong Kong and PRC, and printing machines in Hong Kong.

Supplemental balance sheet information related to operating leases are as follows:

	As of December 31,	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
Operating lease right-of-use assets
Office premises	5,166,836	23,553,935	3,000,539
Printing machines	1,309,309	1,130,187	143,975
Operating lease right-of-use assets	6,476,145	24,684,122	3,144,514

Current operating lease obligation
Office premises	2,473,161	9,238,458	1,176,889
Printing machines	363,182	368,244	46,910
Total current operating lease obligation	2,836,343	9,606,702	1,223,799

Non-current operating lease obligation
Office premises	2,693,675	14,315,477	1,823,651
Printing machines	946,127	761,943	97,064
Total non-current operating lease obligation	3,639,802	15,077,420	1,920,715

Total operating lease obligation	6,476,145	24,684,122	3,144,514

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (cont.)

Operating lease expense for the six-month periods ended June 30, 2024 and 2025 was HK$6,185,923 and HK$5,281,519 (US$672,814), respectively.

The undiscounted future minimum lease payment schedule are as follows:

	As of June 30, 2025
For the six-month periods ended June 30,	HK$	US$
2026	10,229,323	1,303,115
2027	10,222,123	1,302,198
2028	5,144,522	655,361
2029	52,920	6,741
2030	12,240	1,559
Total minimum lease payments	25,661,128	3,268,974
Less: imputed interest component	(977,006)	(124,460)
Lease liabilities recognized in the consolidated balance sheets	24,684,122	3,144,514

Other supplemental information about the Company’s operating lease as of December 31, 2024 and June 30, 2025:

	As of December 31, 2024	As of June 30, 2025
Weighted average discount rate	4.56%	3.20%
Weighted average remaining lease term (years)	2.48	2.53

11. Related party balances and transactions

Nature of relationships with related parties

Name	Relationship
Starlux Limited	A company under the control by Mr. Jordan Lee
LingXpert Language Services Limited (“Lingxpert”)	A wholly owned subsidiary of Starlux Limited
GreenIPO Limited	A wholly owned subsidiary of Lingxpert
Griffin Group Limited	A company under the control of Mr. Jordan Lee
YHY Holdings Limited	A company under the control of Mr. Jordan Lee
Ren Restaurants Limited	A company under the control of Mr. Jordan Lee

Amount due to related parties consist of the following:

	As of December 31,	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
Due to ultimate controlling shareholders	11,558,995	9,545,479	1,216,000
Total	11,558,995	9,545,479	1,216,000

The amounts due to the related parties are unsecured, interest free with no specific repayment terms. The amount is of non-trade nature.

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. Related party balances and transactions (cont.)

The related party balances included in accounts payable:

	As of December 31,	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
Lingxpert	16,568	—	—
Total	16,568	—	—

The Company have the following significant related party transactions as follows:

	For the six-month periods ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Other income – administrative service fee from:
Lingxpert	42,000	42,000	5,350
Green IPO Ltd	36,000	—	—
Ren Restaurants Limited	120,000	100,000	12,739
Total administrative service fee from related parties	198,000	142,000	18,089

Translation cost to Lingxpert	1,800,794	1,973,000	251,341

Remuneration to senior management, included in selling and marketing, and general administrative expenses, for the six-month periods ended June 30, 2024 and 2025 were:

	For the six-month periods ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Salaries and other short term employee benefits	5,255,916	2,896,850	369,031
Payments to defined contribution pension schemes	36,000	36,000	4,588
Total	5,291,916	2,932,850	373,619

12. Disaggregation of Revenue

The following table disaggregates revenue by type of services for the six-month periods ended June 30, 2024 and 2025. All service provided are recognized at a point in time.

	For the six-month periods ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Integrated IPO financial printing services	16,959,904	24,608,775	3,134,916
Non-IPO financial printing services:
Annual reports	26,673,477	19,624,841	2,500,012
Circulars	5,254,849	4,462,793	568,516
Others	9,074,238	10,061,612	1,281,750
Total non-IPO services	41,002,564	34,149,246	4,350,278
Total	57,962,468	58,758,021	7,485,194

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. Disaggregation of Revenue (cont.)

The following table sets forth a breakdown of revenue, cost of revenue and gross profit margin by major categories for the six-month periods ended June 30, 2024 and 2025, respectively:

	For the six-month periods ended June 30, 2024
	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HK$	HK$	HK$	%
Revenue from Integrated IPO financial printing services	16,959,904	4,794,229	12,165,675	70.7%
Revenue from non-IPO financial printing services	41,002,564	24,855,558	16,147,006	39.4%
Total	57,962,468	29,649,787	28,312,681	48.8%

	For the six-month periods ended June 30, 2025
	Revenue	Cost of revenue	Gross profit	Gross profit	Gross profit margin
	HK$	HK$	HK$	US$	%
Revenue from Integrated IPO financial printing services	24,608,775	10,448,296	14,160,479	1,803,906	57.5%
Revenue from non-IPO financial printing services	34,149,246	20,739,721	13,409,525	1,708,241	39.3%
Total	58,758,021	31,188,017	27,570,004	3,512,147	46.9%

13. COST OF REVENUE

Cost of revenue consists of cost directly related to revenue generating activities. The following table shows disaggregated cost of revenues by major categories for the six-month periods ended June 30, 2024 and 2025, respectively:

	For the six-month periods ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Staff cost	12,450,343	12,895,446	1,642,755
Depreciation on property and equipment	144,999	177,256	22,581
Lease expense	4,775,641	3,977,976	506,755
Translation expenses	7,706,132	7,523,337	958,399
Printing expenses	1,817,456	3,451,845	439,731
Water and electricity supply expenses	737,270	470,292	59,911
Repair and maintenance	545,852	792,942	101,013
Others	1,472,094	1,898,923	241,902
Total	29,649,787	31,188,017	3,973,047

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. OTHER INCOME

Other income consists of the followings:

	For the six-month periods ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Exchange gain on foreign currency translation, net	34,400	148,444	18,909
Others	11,264	988	126
Total	45,664	149,432	19,035

15. TAXES

Income tax

BVI

The Company and Cre8 Investments Limited is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI laws. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Cre8 Hong Kong is incorporated in Hong Kong and subject to Hong Kong Profits Tax on the taxable income as reported in its statutory consolidated financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, Cre8 Hong Kong is exempted from income tax on its foreign-derived income, and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Chuangbafang is governed by the income tax laws of the PRC. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for all domestic enterprises and foreign invested enterprises is 25%. In January 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20% and an exemption ranged from 50% to 75% in the assessable taxable profits for entities qualified as small-size enterprises (the exemption range has been changed to from 50% to 87.5% for the period from January 1, 2021 to December 31, 2023, then the exemption range has been changed to from 75% to 87.5% for the period from January 1, 2023 to December 31, 2024). The policy is effective for the period from January 1, 2019 to December 31, 2024.

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. TAXES (cont.)

Significant components of the provision for income taxes are as follows:

	For the six-month periods ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Hong Kong profit tax
Current tax expenses	—	1,539,646	196,136
Deferred tax expenses	1,217,295	89,670	11,424
Total	1,217,295	1,629,316	207,560

The Company’s effective tax rates were as follows:

	For the six-month periods ended June 30,
	2024	2025
Income tax rate in the BVI, permanent tax holiday	0%	0%
Hong Kong statutory income tax rate	16.5%	16.5%
Effect of different tax rates available to different jurisdictions	—	—
Effect of non-taxable income	0.2%	—
Effect of non-deductible expense	—	(0.6)%
Effect of tax loss not recognized	3.2%	—
Effect of valuation allowance	—	(1.5)%
Effective tax rate	19.9%	14.4%

Deferred tax

The deferred tax assets which are principally comprised of acceleration of depreciation on property and equipment, allowance for expected credit losses, provision for employee benefits and net operating losses. Significant components of deferred tax were as follows:

	Acceleration of depreciation on property and equipment	Allowance for expected credit losses	Provision for employee benefits	Tax losses	Total
	HK$	HK$	HK$	HK$	HK$
Balance as of January 1, 2024	869,259	—	—	1,201,373	2,070,632
Recognized in the income statement	(56,920)	—	—	(1,160,375)	(1,217,295)
Exchange difference	—	—	—	—	—
Less: valuation allowance	—	—	—	—	—
Balance as of June 30, 2024	812,339	—	—	40,998	853,337

	Acceleration of depreciation on property and equipment	Allowance for expected credit losses	Provision for employee benefits	Tax losses	Total	Total
	HK$	HK$	HK$	HK$	HK$	US$
Balance as of January 1, 2025	826,338	197,559	(173,716)	—	850,181	109,452
Recognized in the income statement	(143,738)	(123,997)	178,065	—	(89,670)	(11,424)
Exchange difference	—	—	—	—	—	(1,145)
Less: valuation allowance	—	—	—	—	—	—
Balance as of June 30, 2025	682,600	73,562	4,349	—	760,511	96,883

The Company had nil losses carried forward as of December 31, 2024 and June 30, 2025, respectively, expected future tax benefit to be derived from these tax losses, property and equipment have been recognized. The Company did not recognize any valuation allowance against its deferred tax assets as management believes the Company will be able to fully utilize the assets in the foreseeable future.

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. RISKS AND UNCERTAINITIES

Credit risk

The assets that are potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Cre8 Hong Kong is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$63,695) if a bank, which an individual/a company deposits with, fails. As of December 31, 2024 and June 30, 2025, the balance of HK$12,391,695 and HK$10,298,665 (US$1,311,949) were maintained at financial institutions in Hong Kong and approximately HK$500,000 was insured by the Hong Kong Deposit Protection Board.

As of December 31, 2024 and June 30, 2025, HK$1,221,016 and HK$884,559 (US$112,684) was deposited with financial institutions located in the PRC, which were not federally insured, respectively. The Company has not experienced any losses in such accounts and believe it is not exposed to significant credit risk.

The Company has designed credit policies with an objective to minimize their exposure to credit risk. The accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on customers and generally requires certain amounts of deposits after signing the contracts. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Customers concentration risk

For the six-month periods ended June 30, 2024 and 2025, no customers accounted for more than 10% of revenue.

As of December 31, 2024, one customer accounted for 12.2% of accounts receivable. As of June 30, 2025, no customers accounted for more than 10% of revenue.

Vendor concentration risk

For the six-month periods ended June 30, 2024, and 2025, no vendor accounted for more than 10% of total cost of revenue.

As of December 31, 2024, four vendors accounted for 29.3%, 22.9%, 15.4% and 10.3% of the total balance of accounts payable, respectively. As of June 30, 2025, three vendors accounted for 17.8%, 13.6% and 10.0% of the total balance of accounts payable, respectively.

Interest rate risk

The Company’s exposure to fair value interest rate risk mainly arises from its fixed deposits with banks. It also has exposure to cash flow interest rate risk which mainly arises from its deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from the floating rate of non-derivative financial instruments held by the Company, such as cash, at the end of the reporting period, the Company is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. RISKS AND UNCERTAINITIES (cont.)

Foreign currency risk

Foreign currency risk is the risk of holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in HK$, US$ and RMB, which are the same as the functional currencies of the relevant Company entities. Hence, the currency risk is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the Company monitors the related foreign currency exposures closely to consider the need for hedging.

Market and geographic risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

17. Shareholders’ equity

Ordinary shares

The Company was incorporated in the BVI as a limited company with limited liability on December 4, 2024. The authorized number of ordinary shares was 200,000 shares with no par value each divided into (i) 180,000 Class A ordinary shares of no par value each and (ii) 20,000 Class B ordinary shares of no par value each.

On August 13, 2024, the Company effected a share split at a ratio of 1-to-1,800. As a result of the share split, the Company now has 360,000,000 authorized ordinary shares with no par value each divided into (i) 324,000,000 Class A ordinary shares of no par value each and (ii) 36,000,000 Class B ordinary shares of no par value each. As a result, 18,000,000 Class A ordinary shares and 4,500,000 Class B ordinary shares issued and outstanding as of the date hereof.

18. COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company entered certain operating leases for office premises in Hong Kong and PRC for the period ranging from February 2018 to December 2028. The commitments for minimum lease payment under these operating leases as of June 30, 2024 are listed in section “Note 10 — RIGHT-OF-USE ASSETS AND LEASE LIABILITIES”.

Litigation

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, the Company does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the financial position, results of operations or cash flows.

19. SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after June 30, 2025 up through December 1, 2025, which is the date that these unaudited interim condensed consolidated financial statements are available to be issued.

On July 22, 2025, the Company announced the closing of its IPO of 1,450,000 Class A ordinary shares, no par value per share at an offering price of US$4.00 per share, for approximately US$5.8 million in gross proceeds. The ordinary shares of the Company began trading on the Nasdaq Capital Market in the United States on July 23, 2025 under the symbol “CRE”.

There were no other material subsequent events that require disclosure in these unaudited interim condensed consolidated financial statements.

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The following presents condensed parent-company-only financial information of Cre8 Enterprise Limited.

Condensed balance sheets

	As of December 31,	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
ASSETS
Current assets
Cash and cash equivalents	90,107	89,476	11,398
Total current assets	90,107	89,476	11,398

Non-current assets
Investment in a subsidiary	8	8	1
Total non-current assets	8	8	1
TOTAL ASSETS	90,115	89,484	11,399

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Amount due to a fellow subsidiary	373,429	398,645	51,166
Total current liabilities and total liabilities	373,429	398,645	51,166

SHAREHOLDERS’ DEFICIT
Class A ordinary shares, no par value per share, 324,000,000 shares authorized, and 18,000,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025*	—	—	—
Class B ordinary shares, no par value per share, 36,000,000 shares authorized, and 4,500,000 shares issued and outstanding as of December 31, 2024 and June 30, 2025*	—	—	—
Additional paid-in capital	31,196	31,196	4,016
Accumulated other comprehensive losses	(314,510)	(340,357)	(43,783)
Total shareholders’ deficit	(283,314)	(309,161)	(39,767)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	90,115	89,484	11,399

*	Retrospectively restated for effect of share recapitalization (Note 1)

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed statements of loss

	For the six-month periods ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Operating expenses:
General and administrative expenses	(138,030)	(25,847)	(3,293)
Total operating expenses	(138,030)	(25,847)	(3,293)
Loss before income taxes	(138,030)	(25,847)	(3,293)
Income tax expense	—	—	—
Net loss	(138,030)	(25,847)	(3,293)

Condensed statements of cash flows

	For the six-month periods ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Cash flows from operating activities
Net loss	(138,030)	(25,847)	(3,293)
Change in operating assets and liabilities:	—	—	—
Net cash used in operating activities	(138,030)	(25,847)	(3,293)

Cash flows from investing activities
Investment in a subsidiary	—	—	—
Net cash used in investing activities	—	—	—

Cash flows from financing activities
Advance from a subsidiary	138,030	25,216	3,091
Subscription received from shareholders	—	—	—
Net cash generated from financing activities	138,030	25,216	3,091

Net change in cash and cash equivalents	—	(631)	(202)

Cash and cash equivalents at the beginning of the period	—	90,107	11,600
Cash and cash equivalents at the end of the period	—	89,476	11,398

(i) Basis of Preparation

The Company was incorporated under the laws of the BVI as a limited company on December 4, 2023 and as a holding company.

In the condensed parent company only financial statements, the Company’s investment in subsidiary stated at cost of acquisition in Cre8 Incorporation Limited. Those condensed parent company only consolidated financial statements should be read in connection with the consolidated financial statements and notes hereto.

CRE8 ENTERPRISE LIMITED
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

(ii) Restricted net assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company only consolidated financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of Cre8 Enterprise Limited exceed 25% of the consolidated net assets of Cre8 Enterprise Limited. The Company generates revenues from its wholly owned subsidiary in the Hong Kong. The ability of Cre8 (Greater China) Limited in the Hong Kong to pay dividends is not restricted. In this connection, the restricted net assets of the subsidiaries of Cre8 Enterprise Limited do not exceed 25% of the consolidated net assets of Cre8 Enterprise Limited and accordingly the above condensed parent company only financial information of Cre8 Enterprise Limited is presented for supplementary reference.

As of December 31, 2024 and June 30, 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stock or guarantees of the Company, except for those that have been separately disclosed in the consolidated financial statements, if any.